SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                        For the month of September 2003

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





         RYANAIR ANNOUNCES CUSTOMER SERVICE STATISTICS FOR AUGUST 2003

Ryanair, Europe's No.1 low fares airline, today (5 September 03) released its customer service statistics for August 2003. Ryanair is committed to publishing customer service statistics each month, unlike Aer Lingus, and these confirm that Ryanair is also No. 1 for Customer Service.

   -92% of all Ryanair's 14,784 flights during August arrived on time.

   -Ryanair has set the standard as the No.1 on-time airline beating easyjet every week this year and as the No. 1 airline for the fewest cancellations. -Complaints registered at less than 1 (0.39) complaint per 1000 passengers.

   -Mislaid baggage registered at less than 1 (0.72) mislaid bag per 1000 passengers.

Passenger Statistics - August                          2002        2003
-------------------------                             ------     -------

On-time flights                                       70.5%          92%
-------------------------                             ------     -------

Complaints per 1000 pax                                0.62        0.39
-------------------------                             ------     -------

Baggage complaints per 1000 pax                        1.83        0.72
-------------------------                             ------     -------

Complaints answered within 7 days                      N/A          100%
-------------------------                            ------       -------


Ends    5th September 2003

For further information:       Paul Fitzsimmons            Pauline McAlester
                               Ryanair                     Murray Consultants
                               Tel: + 353 1 812 1228       Tel: + 353 1 4980300


Ryanair Monthly Statistics Compared with Association of European Airlines

The following averages are based on the Association of European Airlines monthly performance statistics for our major competitors for July 2003 and figures published on airline websites.

Ryanair No. 1 on time airline in Europe

Airline                                     Ranking               %
--------------                         ---------------        ---------

Ryanair                                             1            92.67
--------------                          ---------------        ---------

SAS                                                 2            91.50
--------------                          ---------------        ---------

Lufthansa                                           3            86.20
--------------                          ---------------        ---------

British Airways                                     4            77.60
--------------                          ---------------        ---------

Iberia                                              5            82.30
--------------                          ---------------        ---------

Air France                                          6            78.80
--------------                          ---------------        ---------

Easyjet                                             7            75.50
--------------                          ---------------        ---------

Alitalia                                            8            72.20
--------------                          ---------------        ---------

Aer Lingus                                Not Published
--------------                        -----------------------

                                                               % Flights
                                                         arriving within
                                                           15 minutes of
                                                         scheduled time
                                      ----------------------------------



Ryanair No. 1 airline for fewest lost bags

Airline                             Ranking     Baggage lost per 1000 passengers
-----------                     -----------          ----------------

Ryanair                                  1                        0.55
-----------                      -----------            ----------------

SAS                                      2                        11.6
-----------                      -----------            ----------------

Iberia                                   3                        11.9
-----------                      -----------            ----------------

Austrian                                 4                        11.9
-----------                      -----------            ----------------

Lufthansa                                5                        14.9
-----------                      -----------            ----------------

Air France                               6                        19.6
-----------                      -----------            ----------------

Alitalia                                 7                        21.0
-----------                      -----------            ----------------

British Airways                          8                        24.1
-----------                      -----------            ----------------

easyJet                                  Not Published
-----------                         --------------------------

Aer Lingus                               Not Published
-----------                         --------------------------



Ryanair No. 1 airline for fewest cancellations

Airline                          Ranking                % flights completed
-----------                 -----------          -----------------

Ryanair                                 1                        99.24
-----------                     -----------            -----------------

Iberia                                  2                        98.97
-----------                     -----------            -----------------

Lufthansa                               3                        98.91
-----------                     -----------            -----------------

SAS                                     4                        98.84
-----------                     -----------            -----------------

Austrian                                5                        98.66
-----------                     -----------            -----------------

British Airways                         6                        98.54
-----------                     -----------            -----------------

Alitalia                                7                        98.30
-----------                     -----------            -----------------

Air France                              8                        97.93
-----------                     -----------            -----------------

easyJet                                  Not Published
-----------                        --------------------------

Aer Lingus                               Not Published
-----------                        --------------------------

                                                             Source: AEA
                                                                Consumer
                                                         Reports January
                                                           - July 2003
                                     -----------------------------------

Ryanair No. 1 in US Punctuality Comparison

Airline                                Ranking                % punctuality
------------------                   -------           -----------

Ryanair                                      1                   92.67
------------------                       -------             -----------

JetBlue                                      2                    87.6
------------------                       -------             -----------

Southwest                                    3                      84
------------------                       -------             -----------

Northwest                                    4                    83.3
------------------                       -------             -----------

Alaska                                       5                    82.4
------------------                       -------             -----------

America West                                 6                    82.3
------------------                       -------             -----------

United                                       7                    81.1
------------------                       -------             -----------

Continental                                  8                    80.4
------------------                       -------             -----------

Delta                                        9                    79.8
------------------                       -------             -----------

American Eagle                              10                    79.3
------------------                       -------             -----------

American                                    11                    76.4
------------------                       -------             -----------

US Airways                                  12                    74.2
------------------                       -------             -----------

                                                          Source: US DOT
                                                         Consumer Report
                                                         for July 2003
                                        --------------------------------


Ryanair beats easyJet every week on punctuality

          Week Ending                  On Times

                                 Ryanair       easyJet             Ryanair
                                                                   Position

    1.         06-Jan                 81%           72%                  1

    2.         12-Jan                 84%           76%                  1

    3.         19-Jan                 93%           86%                  1

    4.         26-Jan                 97%           88%                  1

    5.         02-Feb                 81%           64%                  1

    6.         09 Feb                 90%           63%                  1

    7.         16 Feb                 89%           73%                  1

    8.         23-Feb                 86%           72%                  1

    9.         02- Mar                91%           79%                  1

    10.        09-Mar                 88%           81%                  1

    11.        16-Mar                 94%           86%                  1

    12.        23-Mar                 86%           82%                  1

    13.        30-Mar                 93%           78%                  1

    14.        6-April                92%           68%                  1

    15.        13-Apr                 95%           79%                  1

    16.        20-Apr                 93%           78%                  1

    17.        27-Apr                 97%           81%                  1

    18.        05 May                 91%           75%                  1

    19.        11-May                 94%           81%                  1

    20.        18-May                 92%           70%                  1

    21.        25-May                 91%           NA                   1

    22.        1-Jun                  90%           63%                  1

    23.        8-Jun                  90%           62%                  1

    24.        15-Jun                 95%           77%                  1

    25.        22-Jun                 94%           74%                  1

    26.        29-Jun                 92%           72%                  1

    27.        6-Jul                  92%           67%                  1

    28.        13-Jul                 96%           78%                  1

    29.        20-Jul                 88%           71%                  1

    30.        27-Jul                 94%           71%                  1

    31.        03-Aug                 93%           75%                  1

    32.        10-Aug                 89%           75%                  1

    33.        17-Aug                 92%           74%                  1

    34.        24-Aug                 95%           78%                  1


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  05 September 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director